Filed by Apricus Biosciences, Inc. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Apricus Biosciences, Inc. (SEC File No. 000-22245)
Commission File No. for the Related Registration Statement: 333-227166

YOUR IMMEDIATE ATTENTION IS REQUESTED REGARDING YOUR INVESTMENT IN
APRICUS BIOSCIENCES, INC. AND THE PROPOSED MERGER WITH SEELOS
THERAPEUTICS, INC.

Dear:

Apricus Biosciences, Inc.’s Special Meeting of Stockholders to approve the merger with Seelos Therapeutics had to be postponed to January 4, 2019 in order to solicit additional votes to approve the transaction.  The vast majority of stockholders who have cast their vote have supported the merger proposal, but the reverse stock split proposal requires a majority of the outstanding shares to vote in favor and the reverse stock split must be approved in order for the merger to complete. The reverse stock split is also required for Seelos to meet certain NASDAQ listing requirements following the closing of the merger.

IF PROPOSAL 2 (THE REVERSE STOCK SPLIT) DOES NOT PASS THEN THE COMPANY
MAY HAVE TO DISSOLVE AND LIQUIDATE ITS ASSETS RESULTING IN A POTENTAL
COMPLETE LOSS OF YOUR STOCK’S MARKET VALUE

Our records indicate you may have voted AGAINST the reverse stock split at the time of the mailing of this notice. The Apricus Board of Directors firmly believes that the merger with Seelos is in the best interest of all shareholders, given the opportunity for value creation through the Seelos pipeline and the potential for future payments to Apricus shareholders through the Vitaros Conditional Value Right. The alternative to this merger is most likely dissolution of the company.  If Apricus decides to dissolve and liquidate its assets, Apricus would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. There can be no assurances as to the amount or timing of available cash left to distribute to stockholders, if any, after paying the debts and other obligations of Apricus and setting aside funds for reserves.

***EVERY VOTE COUNTS - PLEASE TAKE THE TIME TO CHANGE YOUR VOTE FOR
PROPOSAL 2 TODAY***

  The fastest and easiest way to vote is by telephone or via the internet.  Instructions on how to vote your shares by telephone or Internet are provided on the proxy card enclosed with materials previously mailed to you.  Alternatively, you may vote by phone by calling our proxy solicitation firm, Morrow Sodali LLC at 1-877-787-9239.   We urge you to read the full proxy statement, which has been filed with the Securities and Exchange Commission at www.sec.gov or can be obtained at no charge by calling our proxy solicitation firm at the number above.  Thank you for your investment in Apricus Biosciences, Inc. and for taking the time to vote your shares.

Sincerely,

Richard W. Pascoe
Chief Executive Officer